                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                AMENDMENT NO. 8
                                       TO
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               HEALTHSOURCE, INC.
                           (Name of Subject Company)

                             CHC ACQUISITION CORP.
                               CIGNA CORPORATION
                                   (Bidders)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                  42221E 10 4
                         (Title of Class of Securities)

                             THOMAS J. WAGNER, ESQ.
                               CIGNA CORPORATION
                               ONE LIBERTY PLACE
                        PHILADELPHIA, PENNSYLVANIA 19192
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:

                          C. DOUGLAS KRANWINKLE, ESQ.
                             O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                  212-326-2000

                                  JUNE 25, 1997
       (Date of Event Which Requires filing of Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

                     TRANSACTION VALUATION* $1,551,656,244

                        AMOUNT OF FILING FEE $310,331.25

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 71,340,517 shares of common stock, $.10 par value (the "Shares"), of Healthsource, Inc. (the "Company") at a price per share of $21.75 in cash (the "Offer Price"). Such number of shares represents all the Shares outstanding as of January 31, 1997 plus all Shares issuable pursuant to options granted under the Company's stock option and employee stock purchase plans, pension plans and other similar employee benefit plans.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $310,331.25
Form or registration no.: Schedule 14D-1
Filing parties: CHC Acquisition Corp. and CIGNA Corporation
Date filed: March 6, 1997

                         (Continued on following pages)

        This Amendment No. 8 to Tender Offer Statement on Schedule 14D-1 and Amendment No. 8 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on March 6, 1997 (the "Schedule 14D-1") by CHC Acquisition Corp., a New Hampshire corporation (the "Purchaser"), and CIGNA Corporation, a Delaware corporation ("Parent"), relating to the tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share, of Healthsource, Inc., a New Hampshire corporation (the "Company"), at a price of $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1997 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 6.         INTEREST IN SECURITIES OF THE SUBJECT COMPANY

                Item 6(a)-(b) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

                The Offer expired at 6:00 P.M., New York City time, on Wednesday, June 25, 1997. Based on information provided by the Depositary, IBJ Schroder Bank and Trust Company, approximately 63,260,468 Shares were validly tendered and not withdrawn as of the expiration of the Offer including 1,099,312 Shares which were tendered pursuant to guaranteed delivery procedures. At 6:01 P.M. on June 25, 1997, Purchaser accepted for payment and, therefore, purchased all tendered Shares at the Offer price of $21.75 per Share. As a result, Purchaser beneficially owns approximately 63,260,468 of the outstanding Shares of the Company (approximately 98% of outstanding Shares).

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

                Item 7 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

                By executing the Letter of Transmittal, each tendering shareholder has appointed designees of the Purchaser as such shareholder's proxies with respect to the tendered Shares. All such proxies became effective as of the Purchaser's acceptance for payment of the Shares tendered in response to the Offer. Such proxies are irrevocable and coupled with an interest in the tendered Shares.

ITEM 10.        ADDITIONAL INFORMATION

                Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on June 26, 1997, a copy of which is filed as Exhibit (a)(15) to the Schedule 14D-1.

ITEM 11.        MATERIAL TO BE FILED AS EXHIBITS

                Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

Exhibit (a)(15)         Form of press release issued by Parent on June 26,
                        1997.

                                   SIGNATURES

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        Dated: June 26, 1997

                                        CHC ACQUISITION CORP.

                                        By: /s/ ROBERT L. ROSE
                                           ------------------------
                                        Name: Robert L. Rose
                                        Title: President

                                        CIGNA CORPORATION

                                        By: /s/ MORDECAI SCHWARTZ
                                           ------------------------
                                        Name: Mordecai Schwartz
                                        Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT
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(a)(15)         Form of press release issued by Parent on June 26, 1997.